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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.            )(1)


                            IntegraMed America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  45810N 30 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13G-07/98)

CUSIP No.  45810N 30 2                13G                    Page    of    Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Gerardo Canet

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER: 576,624 shares (see Item 4(c)(i)).

  SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER:  92,423 shares

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         576,624 shares (see Item 4(a)).

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  11.39%



________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*:  IN



________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45810N 30 2                 13G                    Page    of    Pages


________________________________________________________________________________
Item 1(a).  Name of Issuer:  IntegraMed America, Inc.



________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

            One Manhattanville Road
            Purchase, NY 10577

________________________________________________________________________________
Item 2(a).  Name of Person Filing:

            Gerardo Canet

________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

            See Item 1(b).


________________________________________________________________________________
Item 2(c).  Citizenship:  USA



________________________________________________________________________________
Item 2(d).  Title of Class of Securities:  Common Stock



________________________________________________________________________________
Item 2(e).  CUSIP Number:  45810N 30 2



________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

CUSIP No. 45810N 30 2                 13G                    Page    of    Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   Amount  beneficially owned:

           Mr. Canet benefically owns 576,624 shares of the Issuer's securities, consisting of 31,250 shares of Issuer's Common Stock owned by Mr. Canet, options exercisable within 60 days to purchase 61,173 shares of Issuer's Common Stock and 484,201 shares of Issuer's Common Stock held by certain individuals with respect to which Mr. Canet holds a proxy to vote on the matters described in Item 4 (c)(i).

     (b)  Percent of class:  11.39%


     (c)  Number of shares as to which such person has:

          (i)   Sole  power to vote or to direct  the vote:

                Mr. Canet has sole power to vote or to direct the vote: 576,624 shares, consisting of 31,250 shares of Issuer's Common Stock owned by Mr. Canet, options exercisable within 60 days to purchase 61,173 shares of Issuer's Common Stock and 484,201 shares of Issuer's Common Stock held by certain individuals with respect to which Mr. Canet holds a proxy to vote for a two-year period with respect: (a) to the election of Directors or any amendment to Issuer's Certificate of Incorporation affecting Directors and (b) any change in stock options for management and Directors.


          (ii)   Shared power to vote or to direct the vote


          (iii) Sole power to dispose or to direct the disposition of 92,423 shares of Common Stock,


          (iv)  Shared power to dispose or to direct the disposition of



________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.  Not applicable.



________________________________________________________________________________
Item 6.  Ownership  of More Than Five  Percent  on Behalf of  Another  Person.

           484,201 shares, or 9.6%, represent shares for which Mr. Canet holds a voting proxy on the matters described in Item 4(c)(i).

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable


________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

         Not applicable.


________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.



________________________________________________________________________________
Item 10.  Certifications.


          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 16, 1999
                                        ----------------------------------------
                                                        (Date)


                                        /s/Gerardo Canet
                                        ----------------------------------------
                                                      (Signature)


                                        President and Chief Executive Officer
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).